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                                April 26, 2023

       Philip Rodoni
       Chief Executive Officer
       Rubicon Technologies, Inc.
       335 Madison Avenue, 4th Floor
       New York, NY 10017

                                                        Re: Rubicon
Technologies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 17,
2023
                                                            File No. 333-269646

       Dear Philip Rodoni:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2023 letter.

       Amendment No. 1 to Form S-1

       Risks Related to Ownership of Our Securities
       The issuances of additional shares of Class A Common Stock under certain of our contracts and arrangements may result in dilution..., page 34

   1. Please update this risk factor to illustrate the potential dilution to shareholders using the most recent price of
your Class A common stock, where applicable.
 Philip Rodoni
FirstName   LastNamePhilip
Rubicon Technologies,  Inc. Rodoni
Comapany
April       NameRubicon Technologies, Inc.
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
General

2. In response to prior comment 2, you provide the requested disclosure "[a]ssuming a closing price of $1.03 (the 'Market Price'), which represents the lowest daily VWAP of the
         Class A Common Stock for the three consecutive trading days prior, and a purchase price of $1.00, which represents 97% of the most recent Market Price." Please use the most recent price of your Class A common stock. In addition, please provide this disclosure in the description of the SEPA on page 109.
       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Larry Spirgel,
Office Chief, at 202-551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Michael Blankenship, Esq.